

August 31, 2023

David Leung
Chief Executive Officer
Euro Tech Holdings Company Limited
Unit D, 18/F, Gee Chang Hong Centre
65 Wong Chuk Hang Road
Hong Kong

      **Re: Euro Tech Holdings Company Limited**
          **Form 20-F for the Fiscal Year Ended December 31, 2022**
          **File No. 000-22113**

Dear David Leung:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Disclosure Review Program

cc:    Richard Friedman, Esq.